

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

David Moatazedi
President and Chief Executive Officer
Evolus, Inc.
17901 Von Karman Avenue, Suite 150
Irvine, CA 92614

   Re: Evolus, Inc.
   Draft Registration Statement on Form S-1
   Submitted July 2, 2018
   CIK No. 0001570562

Dear Mr. Moatazedi:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at 202-551-5019 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Michael A. Hedge, Esq.